Exhibit (a)(1)(H)

NEWS RELEASE

BOSTON SCIENTIFIC COMMENCES CASH TENDER OFFER FOR ALL SHARES

OF ENDOCHOICE FOR $8.00 PER SHARE IN CASH

MARLBOROUGH, MASS. — October 7, 2016 — Boston Scientific Corporation today announced that its wholly-owned merger subsidiary, Falcon Merger Corp., has launched its previously announced tender offer for all shares of EndoChoice Holdings, Inc. (GI) at a price of $8.00 per share net to the holder in cash.

On September 27, 2016, the parties announced that they had signed a definitive merger agreement and that the tender offer would follow. The board of directors of EndoChoice unanimously approved the terms of the merger agreement, including the tender offer, and recommended that EndoChoice shareholders tender their shares in the offer.

Under the terms of, and subject to the conditions set forth in, the merger agreement, as soon as practicable following the acceptance of shares in the tender offer, Falcon Merger Corp. will merge with and into EndoChoice pursuant to Section 251(h) of the General Corporation Law of the State of Delaware. All issued and outstanding shares of EndoChoice common stock, other than shares purchased in the tender offer, or shares held by shareholders of EndoChoice who have validly exercised appraisal rights under Delaware law, will be cancelled and converted into the right to receive $8.00 per share, net to the holder in cash, in the merger. Following the merger, EndoChoice will be wholly-owned by BSC.

The completion of the tender offer is subject to, among other things, the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the obtaining of approvals or lapsing of any waiting period under the Competition Act (Law 15/2007) of Spain by the Comisión Nacional de los Mercados y la Competencia and/or the Regulation on the Defence of Competition implemented by Royal Decree 261/2008, and requires at least a majority of the issued and outstanding shares of EndoChoice’s common stock to be tendered. The transaction is not conditioned on financing.

The tender offer and withdrawal rights are scheduled to expire one minute after 11:59 p.m. New York City (Eastern) time on November 4, 2016, unless extended. EndoChoice directors, affiliated funds, and certain other stockholders who collectively hold approximately 22.4% of the issued and outstanding shares of common stock of EndoChoice as of September 27, 2016, have agreed to tender their shares in the offer.

About Boston Scientific:

Boston Scientific transforms lives through innovative medical solutions that improve the health of patients around the world. As a global medical technology leader for more than 35 years, we advance science for life by providing a broad range of high performance solutions that address unmet patient needs and reduce the cost of healthcare. For more information, visit www.bostonscientific.com and connect on Twitter and Facebook. For more information on the Boston Scientific endoscopy business visit http://www.bostonscientific.com/en-US/medical-specialties/gastroenterology.html.

About EndoChoice:

Based near Atlanta, Georgia, EndoChoice (NYSE: GI) is a medical technology company focused on the manufacturing and commercialization of platform technologies including endoscopic imaging systems, devices and infection control products and pathology services for specialists treating a wide range of gastrointestinal conditions, including colon cancer. EndoChoice serves more than 2,500 customers in the United States and works with distribution partners in 30 countries. EndoChoice was founded in 2008 and has rapidly developed a broad and innovative product portfolio. EndoChoice, and Full Spectrum Endoscopy (Fuse®) are registered trademarks of EndoChoice Holdings, Inc.

NOTICE TO INVESTORS ABOUT THE OFFER:  This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and the offer to buy shares of EndoChoice’s common stock is being made pursuant to an Offer to Purchase and related tender offer materials that Falcon Merger Corp. has filed with the Securities and Exchange Commission (SEC) on October 7, 2016. Falcon Merger Corp. has filed a Tender Offer Statement on Schedule TO with the SEC on October 7, 2016 and EndoChoice has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on October 7, 2016 related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to EndoChoice’s shareholders at no expense to them by D.F. King & Co., Inc. by contacting D.F. King & Co. at (212) 269-5550 (collect) or (800) 487-4870 (toll-free). In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.

CONTACTS:
Catherine Brady
Media Relations
Boston Scientific Corporation
508-683-4797 (office)
Catherine.brady@bsci.com

Susie Lisa, CFA
Investor Relations
Boston Scientific Corporation
(508) 683-5565 (office)
investor_relations@bsci.com

EndoChoice Contact:
David Gill, President & Chief Financial Officer
david.gill@endochoice.com
678-585-1040